UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Edward H. Bersoff

7915 Jones Branch Drive

McLean, Virginia 22102

Telephone:  (703) 506-0088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th floor

Tysons Corner, VA 22182

Attention:  James J. Maiwurm

Telephone:  (703) 720-7890

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1	names of reporting persons. Dr. Edward H. Bersoff I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,515,974(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,515,974(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,974(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person (See Instructions) IN

(1)             Includes 826,072 shares of common stock issuable upon the exercise of warrants, 150,000 restricted shares under the terms of the 2006 Omnibus Incentive Compensation Plan (of which 30,000 (20%) vest on each December 31 commencing December 31, 2007), and 142,787 shares of common stock received upon the dissolution of FSAC Partners, LLC, effective June 29, 2007.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 19, 2007, as amended, on behalf of Joel R. Jacks, Peter M. Schulte, Edward H. Bersoff, FSAC Partners, LLC, Wesley Gaus, Sary Awad and Daniel Colon, Jr.  This reporting group was dissolved on June 29, 2007.

Item 1.                    Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7915 Jones Branch Drive, McLean, VA 22102.

Item 2.                   Identity and Background.

This Schedule 13D is filed on behalf of Dr. Edward H. Bersoff (“Bersoff”), the “Reporting Person.”  This Amendment relates to 1,515,974 shares of Common Stock, including 826,072 shares of Common Stock issuable upon the exercise of warrants and 150,000 restricted shares, held by Bersoff (the “Shares”).  Bersoff serves as the Issuer’s Chairman, President and Chief Executive Officer, and his business address is 7915 Jones Branch Drive, McLean, Virginia 22102.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Bersoff is a citizen of the United States.

Item 3.                   Source and Amount of Funds or Other Consideration.

On March 19, 2007, Bersoff received 150,000 shares of restricted stock under the 2006 Omnibus Incentive Plan, of which 30,000 shares (20%) vest on each December 31 commencing with December 31, 2007.

On June 29, 2007, due to the dissolution of FSAC Partners, LLC (“FSAC Partners”), Bersoff received 142,787 shares of Common Stock.   Of the 142,787 shares of Common Stock received by Bersoff, 35,294 shares were bought from Robert Hopkins (a former FSAC Partners’ member) at a price of $128,359.34.

Item 4.                   Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this statement, the Reporting Person, except as set forth in this statement and consistent with Bersoff’s position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.            Interest in Securities of the Issuer.

The percentages calculated in this Amendment are based on 18,127,454 shares of Common Stock outstanding as of the close of business on May 15, 2007, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2007.  The percentages reflect, in both the numerator and denominator of the computation, the number of shares of Common Stock issuable upon the exercise of warrants held by the beneficial owner.

As of the date of this Amendment, Bersoff may be deemed to be the beneficial owner of an aggregate of 1,515,974 shares of Common Stock, which represents approximately 8.0% of the Common Stock outstanding as of the date of this statement.  Bersoff has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

Item 6.                                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1. Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.2.  Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.3. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4.  Form of Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to Amendment No. 2 to the Schedule 13D filed on June 29, 2007)

Exhibit 99.5.  Form of Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to Amendment No. 2 to the Schedule 13D filed on June 29, 2007)

Exhibit 99.6. Dr. Edward H. Bersoff Power of Attorney (included as Exhibit 99.6 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2007

DR. EDWARD H. BERSOFF

By:	/s/ Edward H. Bersoff
Name:	Dr. Edward H. Bersoff

EXHIBIT INDEX

Exhibit Number	Description

99.1	Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.2

Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.3

Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.4	Form of Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to Amendment No. 2 to the Schedule 13D filed on June 29, 2007)

99.5

Form of Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to Amendment No. 2 to the Schedule 13D filed on June 29, 2007)

99.6	Dr. Edward H. Bersoff Power of Attorney (included as Exhibit 99.6 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)